UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

36Kr Holdings Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

88429K103(1)

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 25 Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 88429K103

1	Names of Reporting Persons Ant Small and Micro Financial Services Group Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 151,772,000 Class A ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 151,772,000 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 151,772,000 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
18.0% of Class A ordinary shares (or 16.2% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G are calculated based on a total of 937,358,520 ordinary shares, comprising 841,275,820 Class A ordinary shares and 96,082,700 Class B ordinary shares, of the Issuer issued and outstanding as of December 31, 2019, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2019.

1	Names of Reporting Persons Shanghai Yunju Venture Capital Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 151,772,000 Class A ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 151,772,000 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 151,772,000 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
18.0% of Class A ordinary shares (or 16.2% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G are calculated based on a total of 937,358,520 ordinary shares, comprising 841,275,820 Class A ordinary shares and 96,082,700 Class B ordinary shares, of the Issuer issued and outstanding as of December 31, 2019, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2019.

1	Names of Reporting Persons API (Hong Kong) Investment Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong Special Administrative Region
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 151,772,000 Class A ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 151,772,000 Class A ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 151,772,000 Class A ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
18.0% of Class A ordinary shares (or 16.2% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)*

12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G are calculated based on a total of 937,358,520 ordinary shares, comprising 841,275,820 Class A ordinary shares and 96,082,700 Class B ordinary shares, of the Issuer issued and outstanding as of December 31, 2019, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2019.

Item 1.

(a)                                 Name of Issuer:

36Kr Holdings Inc.

(b)                                 Address of Issuer’s Principal Executive Offices:

5-6/F, Tower A1, Junhao Central Park Plaza

No. 10 South Chaoyang Park Avenue

Chaoyang District, Beijing, People’s Republic of China, 100026

Item 2.

(a)                                 Name of Person Filing:

(i)                                     Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Financial”), a company organized under the law of the People’s Republic of China;

(ii)                                  Shanghai Yunju Venture Capital Co., Ltd. (“Shanghai Yunju”), a company organized under the law of the People’s Republic of China and a wholly-owned subsidiary of Ant Financial;

(iii)                               API (Hong Kong) Investment Limited (“API”), a company organized under the law of Hong Kong Special Administrative Region and a wholly-owned subsidiary of Shanghai Yunju.

(b)                                 Address of Principal Business Office or, if none, Residence:

(i)                                     The address of the principal business office of Ant Financial is Room 802, Building 5, Xixi Xinzuo, Xihu District, Hangzhou, China.

(ii)                                  The address of the principal business office of Shanghai Yunju is Room A-522, 188 Yesheng Road, Shanghai Free Trade Zone, China.

(iii)                               The address of the principal business office of API is 26/F, Tower One, Times Square, 1 Matheson ST, Causeway Bay, Hong Kong.

(c)                                  Citizenship:

Each of Ant Financial and Shanghai Yunju is organized under the law of the People’s Republic of China. API is organized under the law of Hong Kong Special Administrative Region.

(d)                                 Title and Class of Securities:

Class A ordinary shares, par value US$0.0001 per share

(e)                                  CUSIP No.:

88429K103

Item 3.                                 If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.         Ownership

Reporting Person(1)	Amount beneficially owned	Percent of class(2)	Sole power to vote or direct to vote(2)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Ant Financial	151,772,000	18.0%	151,772,000	0	151,772,000	0
Shanghai Yunju	151,772,000	18.0%	151,772,000	0	151,772,000	0
API	151,772,000	18.0%	151,772,000	0	151,772,000	0

(1)               As of December 31, 2019, API directly owned 151,772,000, or 18.0%, of the Issuer’s Class A ordinary shares. API is wholly-owned by Shanghai Yunju, which in turn is wholly-owned by Ant Financial. Accordingly, each of Ant Financial and Shanghai Yunju may thereby be deemed to beneficially own the 151,772,000 Class A ordinary shares owned by API.

(2)               Represent 18.0% of total Class A ordinary shares (or 16.2% of total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). Calculated based on a total of 841,275,820 Class A ordinary shares and 96,082,700 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019, based on information provided by the Issuer. Beneficial ownership information is presented as of December 31, 2019.

Item 5.                                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                                 Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.                                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                                 Notice of Dissolution of Group.

Not applicable.

Item 10.                          Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

Ant Small and Micro Financial Services Group Co., Ltd.

By:	/s/ Xiandong Jing
Name:	Xiandong Jing
Title:	Legal Representative

Shanghai Yunju Venture Capital Co., Ltd.

By:	/s/ Xiandong Jing
Name:	Xiandong Jing
Title:	Legal Representative

[Signature page to 36Kr Holdings Inc. Schedule 13G]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

API (Hong Kong) Investment Limited

By:	/s/ Leiming Chen
Name:	Leiming Chen
Title:	Director

[Signature page to 36Kr Holdings Inc. Schedule 13G]

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement